UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-19032
CUSIP Number: 049513104

(Check One): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Atmel Corporation

Full name of registrant

Former name if applicable

2325 Orchard Parkway

Address of principal executive office (Street and number)

San Jose, CA 95131

City, state and zip code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

In the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “2004 Form 10-K”), the Registrant is required to include a report of the Registrant’s management on its assessment of internal control over financial reporting as of December 31, 2004, as required by Section 404 of the Sarbanes-Oxley Act of 2002 (“Management Report”). As of the date of this filing, the Registrant is continuing to evaluate deficiencies in its internal control over financial reporting and as a result of deficiencies identified, is performing additional analysis to assess the potential impact, if any, on the Registrant’s financial statements. Due to the additional time required by the Registrant to complete these activities and the complexity of the analysis undertaken, the Registrant is unable to file the 2004 Form 10-K within the prescribed due date of March 16, 2005, without unreasonable effort and expense.

A material weakness is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As of December 31, 2004, the Registrant’s management identified the following two material weaknesses:

          (1) the Registrant did not maintain effective controls over the accounting for income taxes. The Registrant’s control procedures did not include adequate review to ensure that the income tax balances were complete and accurate and were in compliance with Generally Accepted Accounting Principles; and

          (2) the Registrant did not maintain effective controls over the accounting for inventory valuation reserves. The Registrant’s control procedures did not identify that certain inventory valuation reserves had been released without the related inventory being sold or scrapped.

Management determined that these control deficiencies could result in a misstatement of income taxes and inventory valuation reserves that would result in a material misstatement to annual or interim financial statements that would not be prevented or detected. Accordingly, management determined that these control deficiencies constitute material weaknesses.

The above deficiencies resulted in audit adjustments that were recorded prior to the public release of the Registrant’s results on February 1, 2005 and did not have any effect on financial results reported in prior periods.

As a result of the material weaknesses identified, the Registrant’s management believes that it will conclude in the Management Report in its 2004 Form 10-K that the Registrant’s internal control over financial reporting was not effective as of December 31, 2004. Also, as a result of the material weaknesses, the Registrant’s management believes that the report of the independent registered public accounting firm will contain an adverse opinion with respect to the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2004.

The Registrant intends to disclose a more detailed description of these material weaknesses, including its plan for remediating these deficiencies, in the 2004 Form 10-K.

Since management has not completed its testing and evaluation of the Registrant’s internal control over financial reporting, the Registrant’s management may ultimately identify additional control deficiencies as being material weaknesses in the Management Report. The Registrant currently estimates that the 2004 Form 10-K will be filed within the 15-day time period provided upon the filing of this Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Mike Ross	(408)	436-4229

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☑ No*

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*Please see the Registrant’s report on Form 8-K, dated February 1, 2005, furnishing a press release relating to its financial results for the fourth quarter and year ended December 31, 2004.

Atmel Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2005	By:	/s/ George Perlegos
George Perlegos
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).